RAE Systems Inc.
3775 North First Street
San Jose, California 95134

November 23, 2010

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Alicia Lam

Re:	RAE Systems Inc.
Preliminary Proxy Statement on Schedule 14A
Filed October 21, 2010
File No. 001-31783
Schedule 13E-3
Filed October 21, 2010
File no. 005-58813
Dear Ms. Lam:
     We have received your letter, dated November 16, 2010, conveying comments of the staff (the “Staff”) of the Securities and Exchange Commission (“Commission” or “SEC”) regarding the above-referenced fillings. We are outside counsel to RAE Systems Inc. (“Company” or “RAE Systems” ) with respect to the transactions described in these filings, and we have provided the Company’s responses to your comments below. For ease of reference, we have set forth below each of the staff’s comments in bold, italicized text in the same numbered order in which they appear in your letter. A copy of the amended Schedule 13E-3 and preliminary proxy statement filed today with the Commission are attached for the Staff’s reference, marked to indicate changes from the Schedule 13E-3 and preliminary proxy statement previously filed with the Commission.
Schedule 13E-3
1.	Given your disclosure on pages 41-43, please provide us your analysis of whether Ms. Lien Chen, Mr. Gausman and continuing management are engaged in the going-private transaction and required to file a Schedule 13E-3.
Response: We do not believe that these persons are “engaged” in any manner in the going private transaction. They are not parties to any agreements or understandings with any party regarding the transaction, or regarding their role in the Company following the transaction (except, with respect only to Ms. Lien Chen, the employment agreement described in the Proxy Statement). They are not exchanging their Company common stock or stock options for interests in the acquiring entity, there are no agreements or understandings with respect to the ownership by any such persons of any equity interests in the Company following the transaction, and it is not expected that any such persons will have any material equity holdings in the Company following the transaction. In addition, other than Ms. Lien Chen, none of such persons are parties to any employment agreements or other agreements regarding their post-merger employment, and it is not expected that any such persons will be members of the board of directors of the Company following the transaction. Ms. Chen’s employment, as described in the Proxy Statement, does not provide her with any control rights, and she is not, and is not expected to become, a member of senior management of the Company. Finally, such management personnel have acted at the direction of the special committee of the Board of Directors (the “Special Committee”) with respect to the negotiation and execution of the transaction, rather than the direction of the Purchaser or its affiliates.
As noted in the Staff’s Compliance and Disclosure Interpretation 201.05 regarding Going Private Transactions, Rule 13e-3 and Schedule 13e-3, where the acquiring person is an affiliate of the issuer engaged in the transaction it is required to file on Schedule 13E-3 (citing Exchange Act Release No. 16075 (August 2, 1979)). In this transaction, none of the members of the Company’s management, other than Mr. Chen and Dr. Hsi, are or will become “affiliates” of the acquiring person. As noted in Interpretation 201.05, “an important aspect of the staff’s analysis was the fact that the issuer’s management ultimately would hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of the company in addition to senior management positions, and otherwise be in a position to “control” the surviving company within the meaning of Exchange Act Rule 12b-2. As described above, none of the Company’s management, other than Mr. Chen and Dr. Hsi, will hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of the company, or otherwise be in a position to control the surviving company. Accordingly, none of such management personnel should be considered to be engaged in the going-private transaction.
Introduction, page 3
2.	We note your statement in the last sentence of the first paragraph that each filing person expressly disclaims any obligation to file the Schedule. Remove this disclaimer.
Response: The Schedule 13E-3 has been amended to remove this statement.
Item 1. Summary Term Sheet, page 4
3.	Briefly highlight the purpose of the structure of the transaction, including the purpose of the Rollover Agreement and why a portion of the shares beneficially owned by the Rollover Holders are being converted into the right to receive the merger consideration.

Response: The primary purposes in structuring the transaction as a merger transaction (compared to other transaction structures) are that a merger transaction (i) will enable Purchaser to acquire all of the outstanding shares of RAE Systems (other than the Rollover Shares) at the same time, (ii) represents an opportunity for RAE Systems’ stockholders (other than the Rollover Holders) to receive fair value for their shares of common stock in the form of the merger consideration or, at the election of such stockholder, by pursuing appraisal rights and (iii) allows the Rollover Holders to maintain a portion of their investment in RAE Systems. Further, structuring the transaction as a merger transaction provides a prompt and orderly transfer of ownership of RAE Systems in a single step, without the necessity of financing separate purchases of RAE Systems common stock in a tender offer and implementing a second-step merger to acquire any shares of common stock not tendered into any such tender offer, and without incurring any additional transaction costs associated with such activities.
The primary purposes of the rollover transaction are to (i) reduce the amount of upfront liquidity required by the Purchaser Group in order to fund the merger consideration, (ii) encourage management continuity by allowing management to retain an indirect equity interest in RAE Systems through the exchange of the Rollover Shares for common stock and preferred stock of Purchaser, and to continue bearing the rewards and risks of such ownership after the shares of RAE Systems common stock cease to be publicly traded and (iii) otherwise better align the incentives of the Rollover Holders with those of Battery Ventures. The primary purpose in structuring the rollover as a partial rollover (as compared to a 100% rollover) is to effect the Purchaser Group’s desired post-closing equity ownership and capital structure, including specifically, Battery Ventures’ desire to obtain a substantial ownership position in RAE Systems after shares of RAE Systems common stock cease to be publicly traded and Mr. Chen’s desire to receive cash for a portion of his shares.
The purposes of the Rollover Agreements are to set forth the terms by which the Rollover Holders are required to exchange their shares of RAE Systems into shares of the Purchaser and to restrict their ability to transfer their shares prior to the effective time of the transaction (other than to the Purchaser).
The Summary Term Sheet section has been revised accordingly, starting on page 3.
Preliminary Proxy Statement on Schedule 14A
4.	Please file the form of proxy card.
Response: A form of proxy card has been included in the revised Preliminary Proxy Statement filed today by the Company.
5.	It is unclear how your disclosure complies with Item 1013 of Regulation M-A. For example:

•	Each Schedule 13E-3 filing person must state the purpose(s) and reason(s) for engaging in the going private transaction. This requirement is distinct from any disclosure supporting a fairness determination. With respect to RAE Systems, the “Reasons for the Merger...” subsection does not appear to address why the company proposes to go private and why it is doing so at this time as opposed to other times in its operating history, particularly in light of the projected financial information disclosed on pages 64-66 as such information relates to your recent and historical financial performance. Likewise, it is unclear from the disclosure why the other filing persons seek to take the company private and why they seek to do so now.
•	While your disclosure indicates that a merger structure is preferable, it is unclear what is the material purpose of the transaction structure, including the material purpose of the partial equity rollover by the Rollover Holders. In this regard, ensure your disclosure pursuant to Item 1014 of Regulation M-A address the tax consequences to your affiliates.
•	It is similarly unclear what alternatives were considered by each filing person. Such disclosure should include, at a minimum, why the company will not remain public and alternate means of going private. If no such alternatives were considered please state so directly.
•	It appears you have not provided the disclosures required by Item 1013 of Regulation M-A as they relate to Battery Ventures.
Please revise accordingly. We may have further comment based upon your revisions.
Response: The “Reasons for the Merger...” subsection has been revised on pages 22 and 23 to include additional reasons why the Company proposes to go private; with this additional disclosure, the Company believes that the disclosure fully sets forth the material reasons why the Company proposes to go private. In addition, the “Reasons for the Merger...” subsection has been revised on page 22 to disclose why the Company is doing so at this time as opposed to other times in its operating history.
With respect to the comment set forth in the last sentence of the first bullet point above, the Proxy Statement has been revised on page 30 to indicate why Battery Ventures, the Purchaser and Merger Sub are seeking to take the Company private at this point in time, and on page 33 to indicate why the Rollover Holders are seeking to take the Company private at this time.
With respect to the comment set forth in the second bullet point above, the Proxy Statement has been revised on page 30 to indicate the material purpose of the transaction structure, including the material purpose of the partial equity rollover by the Rollover Holders.

With respect to the comment set forth in the third bullet point above, the Proxy Statement has been revised on page 24 to indicate that the Company did not consider alternative means of going private. As revised, the “Reasons for the Merger” section also addresses the material factors considered in determining to effect the merger rather than remain public.
With respect to the comment set forth in the final bullet point above, the Proxy Statement has been revised starting on page 30 to provide the disclosure concerning Battery Ventures required by Item 1013 of Regulation M-A.
Summary Term Sheet, page 1
6.	We note your disclosure here (on page 3) and elsewhere, in the proxy statement that the special committee and the board of directors (and the Purchaser parties, also on page 3) determined that the merger and the merger agreement are “substantively and procedurally fair to, and in the best interest of, RAE Systems’ stockholders (other than the Rollover Holders).” We note, similarly, that the fairness determination of the Rollover Holders (on page 4) addresses the “RAE Systems’ stockholders.” Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to unaffiliated security holders. See Item 1014(a) of Regulation M-A. Note also that the staff views officers and directors of the issuer as affiliates of that issuer.
Response: The Proxy Statement has been revised on pages 3 and 22 to indicate that references to the fairness of the merger to “stockholders other than the Rollover Holders” include the fairness of the merger to unaffiliated stockholders generally.
Caution Regarding Forward-Looking Statements, page 12
7.	The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a “Special Factors” section at the beginning of the proxy statement, immediately following the summary section. See Rule 13e-3(e)(1)(ii). Please relocate this section and the “Risk Factors” section such that the “Special Factors” follow the Questions and Answers section.
Response: The “Special Factors” section has been relocated so that it follows the Questions and Answers section.
Schedule 13E-3
8.	Please revise to disclose your share price at the time you received the March 12 proposal. Also revise to clarify the reasons for the equity exchange proposed by Battery Ventures.

Response: The Proxy Statement has been revised at page 14 to indicate the Company’s closing stock price on March 12 and starting on page 30 to clarify the reasons for the equity exchange proposed by Battery Ventures.
Schedule 13E-3
9.	We note your reference to “preliminary financial analysis” in the first full paragraph of page 16. Please revise to state whether these were presented in written form and, if so, please provide the disclosure required by Item 1015 of Regulation M-A.
Response: The analyses discussed at the April 13 and 14, 2010 board meetings were preliminary, were not prepared in connection with the transaction to be approved by stockholders of the Company (which was not entered into until about five months later), were based on information available at the time and did not relate to the fairness opinion given by UBS on September 19, 2010 with respect to the transaction. The Company respectfully submits that the material presented on September 19, 2010, summarized on pages 25 through 29 and filed as an exhibit to Schedule 13E-3 is the only report that is materially related to the transaction and required to be disclosed by Item 1015 of Regulation M-A, and that information previously discussed with the board that does not constitute such a report would be confusing and misleading to stockholders and not material to the transaction.
10.	Please revise page 18 to explain why the special committee terminated discussions with bidders E through J.
Response: The Proxy Statement has been revised on page 17 to explain why the special committee terminated discussions with bidders E through J.
11.	Revise your disclosure on page 20 to clarify how the $1.60 share price was determined.
Response: The Proxy Statement has been revised on page 19 to clarify how this price was determined.
12.	Please revise this section to clarify how the terms of the agreement with the Rollover Holders were determined. As one example, it is unclear from your disclosure on page 20 what terms were proposed to Dr. Hsi and Mr. Chen at the August 17, 2010 meeting. It is similarly unclear what were the “important business terms” that Mr. Chen agreed to with Battery Ventures, as noted on page 21, and how those terms were determined.

Response: The Proxy Statement has been revised on page 20 to clarify how the term of the agreement with the Rollover Holders were determined.
13.	Please update the status of your discussions with the private equity firm described in the penultimate paragraph in this section, on page 22.
Response: The Proxy Statement has been revised on page 22 to update the status of the Company’s discussions with the private equity firm.
Reasons for the Merger of RAE Systems and Recommendations of the Board of Directors, page 22
14.	We note your fifth bullet point on page 23. Please revise to discuss whether, and if so how, the Board of Directors of RAE evaluated the historical prices mentioned on page 67 with regards to its fairness determination.
Response: The Proxy Statement has been revised on page 23 to indicate that the Special Committee also considered the merger consideration as compared to the trading price of the Company’s common stock over the prior twelve months.
15.	Please address how any filing person relying on the UBS opinion was able to reach the fairness determination as to unaffiliated security holders given that the UBS fairness opinion addressed fairness with respect to security holders other than the Rollover Holders, rather than all security holders unaffiliated with the company.
Response: The Proxy Statement has been revised on page 23 to disclose that since the Rollover Holders are all affiliated with the Company, the Special Committee believes that the UBS fairness opinion, and the determinations by the Special Committee with respect to the fairness of the terms of the merger, address the fairness to all unaffiliated stockholders.
16.	Please revise to clarify the extent to which the conclusions you disclose here, pages 30-32 and elsewhere regarding the procedural fairness of the transaction as determined by each filing person are based on the matters referenced in Item 1014(c) and (d) of Regulation M-A, particularly in light of the percentage of shares your affiliates intend to vote in favor of the transaction.

Response: The Proxy Statement has been revised on page 24 to address the matters referenced in Items 1014(c) and (d).
17.	Please revise to clarify the basis for the disclosed beliefs regarding the irrelevant factors mentioned in the last paragraph on page 24. For example, we note the statement on page 24 that liquidation value was not considered to be relevant as the Special Committee and your board of directors believe that RAE Systems was more valuable as a going concern than the sum value of assets. Please revise to disclose how the Special Committee came to such a conclusion. Also revise to clarify why the indicators of your going concern value noted in your disclosure are relevant to your going concern value such that a specific calculation was not relevant.
Response: The Proxy Statement has been revised on page 24 to clarify the basis for the disclosed beliefs regarding the irrelevant factors mentioned in the last paragraph on page 24.
18.	We note that the special committee adopted the financial advisors opinion regarding the fairness of the transaction but there is no reference to whether the board of directors adopted the special committee’s analysis and conclusions. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to clarify whether the board of directors adopted the special committee’s analysis and opinion. Alternatively, revise your disclosure to include all of the disclosure required by Item 1014(b) of Regulation M-A.
Response: The Proxy Statement has been revised on page 24 to state that the board of directors expressly adopted the Special Committee’s analysis and conclusions.
Opinion of the Financial Advisor to RAE Systems’ Special Committee, page 25
19.	Please revise to disclose the data underlying the results described in each analysis. For example, disclose (i) the diluted equity values, enterprise values, enterprise values as a multiple of EBITDA and price-to-earnings ratios used in conducting the Selected Public Company Analysis (appearing on page 13 of the UBS presentation filed as an exhibit to the Schedule 13E-3), (ii) the transaction and enterprise values used in conducting the Selected Transactions Analysis (UBS presentation page 14), and (iii) the company’s projected results that were used in conducting the Discounted Cash Flow Analysis.
Response: The Company believes that the current disclosure sufficiently describes UBS’ financial analyses as considered by UBS and the Special Committee and, as such,

provides the level of disclosure that is required and appropriate. The Company respectfully submits that disclosure of the relevant underlying data for each company in the selected companies analysis and each transaction in the selected transactions analysis does not add meaningfully to the description of the methods used in, and the results of, UBS’ financial analyses (for example, implied enterprise and equity values for such companies and implied transaction values for such transactions do not relate to such methods or results) and that such disclosure results in duplicative information (for example, implied multiples for such companies and transactions are included in the charts which set forth the overall multiples derived for such companies and transactions). The Company also notes that the projections used in conducting the discounted cash flow analysis are set forth under “Important Information Concerning RAE Systems — Certain Projections” on page 67, and a cross-reference has been added to page 28.
Selected Public Companies Analysis, page 27
20.	Please disclose the criteria used to select the companies mentioned in this section. Also disclose whether any companies that met such criteria were excluded, and name the excluded companies and disclose the reasons for the exclusion.
Response: The Company respectfully advises the Staff that the companies in this section were selected by UBS as companies principally operating in the detection, safety and industrial instrumentation and sensors industry and not any other objective criteria. The proxy statement on page 27 has been revised accordingly. There are no selected companies used in the analysis other than the ones disclosed based on this criteria.
21.	We note the reference to “other things” UBS considered in conducting this and the following analysis. With a view toward disclosure, tell us what other things were considered to performing those analyses.
Response: The disclosure states that the “material financial analyses” have been summarized in this section. The reference to “other things” is to clarify that the “material” analyses are not the “only” analyses, information or judgments used.
Selected Transactions Analysis, page 28

22.	Please revise to clarify how the transactions mentioned were “selected,” including the objective criteria used in making such selection and whether any transactions that met the disclosed criteria were excluded from consideration.
Response: The Company respectfully advises the Staff that the transactions in this section were selected by UBS as those since October 2003 that involved target companies principally operating in the detection, safety and industrial instrumentation and sensor industry and not any other objective criteria. The proxy statement has been revised accordingly on page 28. There are no selected transactions used in the analysis other than the ones disclosed based on this criteria.
Miscellaneous, page 29
23.	Please revise to clarify the amount of compensation contingent upon consummation of the merger.
     Response: The proxy statement has been revised as requested.
Transactions with Rollover Holders, page 42
24.	Please include a tabular presentation of all payments to be received by the Rollover Holders as a result of this transaction.
Response: The Proxy Statement has been revised on page 43 to provide a tabular presentation of all payments to be received by the Rollover Holders as a result of this transaction.
Litigation Relating to the Merger, page 48
25.	Please provide us with copies of the pleadings, including complaints and answers, related to the lawsuits discussed in this section. Please also provide us with copies of these documents for any lawsuits that have been filed subsequent to the filing of your preliminary proxy statement.
Response: Copies of the substantive pleadings, including all complaints filed in connection with the lawsuits discussed in this section are supplementally provided as Exhibit A hereto. The time for defendants to respond to the complaints has not yet expired, and so no answers or other responsive pleadings have been filed yet. There have been a number of procedural motions filed, relating to selection of lead plaintiffs, expedited discovery and the appropriate forum in which to litigate this matter. We have not included these procedural filings in Exhibit A, but would be happy to provide them addition if the Staff also wishes to receive them.
Selected Historical Financial Data, page 63
26.	Please update this disclosure.
Response: The Proxy Statement has been revised on page 67 to update the selected historical financial data.
Certain Projections, page 64
27.	We note your disclaimer relating to the preparation of information you have disclosed on page 65. A filing person such as Purchaser or Battery Ventures may not disclaim the accuracy or completeness of the information contained in its filing. Please revise.
Response: The Proxy Statement has been revised on page 68 to remove this disclaimer.
28.	We note that the projected financial information included in this section has not been prepared in accordance with GAAP. As a result, advise us what consideration you have given as to whether the projected financial information would require additional disclosure pursuant to Rule 100(a) of Regulation G. We may have additional comments after we review your response.
Response: The Proxy Statement has been revised on page 67 to remove the statement that the projected financial information included in this section has not been prepared in accordance with GAAP.
Security Ownership of Certain Beneficial Ownership and Management, page 72
29.	Given the information in the Schedule 13D filed September 29, 2010 and your disclosure regarding the terms of the Voting Agreement, please tell us why Battery Ventures, Purchaser and Merger Sub are not included in this table.
Response: The Proxy Statement has been revised on page 76- to include Battery Ventures, Purchaser and Merger Sub in this table and to update the information in the table through October 31, 2010.
     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to each filing person’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
     In responding to our comments, please provide a written statement from each filing person acknowledging that:
•	the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and
•	the filings persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws at the United States.
Response:
The written statement of each filing person is attached hereto as requested.
     Should you have any questions or comments concerning this response to your comment letter, please contact me at (415) 875-2455, or Randall Gausman, the Company’s Chief Financial Officer, at (408) 952-8404.

Sincerely,

/s/ David K. Michaels
Fenwick & West LLP

cc:	Susan Wang-Wade (Chair, Special Committee)
Randall K. Gausman (Chief Financial Officer)
Alfred Browne (Cooley LLP)
Robert Ishii (Wilson Sonsini Goodrich & Rosati)

Attachment

WRITTEN STATEMENT OF FILING PERSON
The undersigned filing person hereby acknowledges and agrees that:
•	the filing person is responsible for the adequacy and accuracy of the disclosure relating to such filing person in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and

•	the filings person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person uncle the federal securities laws at the United States.

RAE SYSTEMS INC.
By:	/s/ Randall K. Gausman
	Name:	Randall K. Gausman
	Title:	Chief Financial Officer

Date: November 23, 2010

WRITTEN STATEMENT OF FILING PERSON
The undersigned filing person hereby acknowledges and agrees that:
•	the filing person is responsible for the adequacy and accuracy of the disclosure relating to such filing person in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and

•	the filings person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person uncle the federal securities laws at the United States.

CHEN REVOCABLE TRUST DTD 5/8/2001
By:	/s/ Robert I. Chen
	Name:	Robert I. Chen
	Title:	Trustee

Date: November 23, 2010

By:	/s/ Lien Q. Chen
	Name:	Lien Q. Chen
	Title:	Trustee

Date: November 23, 2010

WRITTEN STATEMENT OF FILING PERSON
The undersigned filing person hereby acknowledges and agrees that:
•	the filing person is responsible for the adequacy and accuracy of the disclosure relating to such filing person in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and

•	the filings person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person uncle the federal securities laws at the United States.

CHEN FAMILY FOUNDATION
By:	/s/ Robert I. Chen
	Name:	Robert I. Chen

Date: November 23, 2010

By:	/s/ Lien Q. Chen
	Name:	Lien Q. Chen

Date: November 23, 2010

WRITTEN STATEMENT OF FILING PERSON
The undersigned filing person hereby acknowledges and agrees that:
•	the filing person is responsible for the adequacy and accuracy of the disclosure relating to such filing person in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and

•	the filings person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person uncle the federal securities laws at the United States.

ROBERT I. CHEN
By:	/s/ Robert I. Chen
	Name:	Robert I. Chen

Date: November 23, 2010

WRITTEN STATEMENT OF FILING PERSON
The undersigned filing person hereby acknowledges and agrees that:
•	the filing person is responsible for the adequacy and accuracy of the disclosure relating to such filing person in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and

•	the filings person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person uncle the federal securities laws at the United States.

J. PETER C. HSI
By:	/s/ Peter C. Hsi
	Name:	Peter C. Hsi

Date: November 23, 2010

WRITTEN STATEMENT OF FILING PERSON
The undersigned filing person hereby acknowledges and agrees that:
•	the filing person is responsible for the adequacy and accuracy of the disclosure relating to such filing person in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and

•	the filings person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person uncle the federal securities laws at the United States.

HSI FAMILY TRUST
By:	/s/ Peter C. Hsi
	Name:	Peter C. Hsi
	Title:	Trustee

Date: November 23, 2010

By:	/s/ Sandy Hsi
	Name:	Sandy Hsi
	Title:	Trustee

Date: November 23, 2010

Rudy Acquisition Corp.
c/o Battery Ventures
930 Winter Street, Suite 2500
Waltham, MA 02451
November 23, 2010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Alicia Lam
Re:	RAE Systems Inc. Preliminary Proxy Statement on Schedule 14A Filed October 21, 2010 File No. 001-31783 Schedule 13E-3 Filed October 21, 2010 File no. 005-58813
Dear Ms. Lam:
In connection with the letter dated November 16, 2010, conveying comments of the Staff of the Securities and Exchange Commission to the above referenced filings, Rudy Acquisition Corp. acknowledges:
•	Rudy Acquisition Corp. is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Rudy Acquisition Corp. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, Rudy Acquisition Corp.
By:	/s/ Jesse Feldman
	Name:	Jesse Feldman
	Title:	Secretary

Rudy Merger Sub Corp.
c/o Battery Ventures
930 Winter Street, Suite 2500
Waltham, MA 02451
November 23, 2010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Alicia Lam
Re:	RAE Systems Inc. Preliminary Proxy Statement on Schedule 14A Filed October 21, 2010 File No. 001-31783 Schedule 13E-3 Filed October 21, 2010 File no. 005-58813
Dear Ms. Lam:
In connection with the letter dated November 16, 2010, conveying comments of the Staff of the Securities and Exchange Commission to the above referenced filings, Rudy Merger Sub Corp. acknowledges:
•	Rudy Merger Sub Corp. is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Rudy Merger Sub Corp. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, Rudy Merger Sub Corp.
By:	/s/ Jesse Feldman
	Name:	Jesse Feldman
	Title:	Secretary

Battery Ventures VIII, L.P.
c/o Battery Ventures
930 Winter Street, Suite 2500
Waltham, MA 02451
November 23, 2010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Alicia Lam
Re:	RAE Systems Inc. Preliminary Proxy Statement on Schedule 14A Filed October 21, 2010 File No. 001-31783 Schedule 13E-3 Filed October 21, 2010 File no. 005-58813
Dear Ms. Lam:
In connection with the letter dated November 16, 2010, conveying comments of the Staff of the Securities and Exchange Commission to the above referenced filings, Battery Ventures VIII, L.P. acknowledges:
•	Battery Ventures VIII, L.P. is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Battery Ventures VIII, L.P. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, Battery Ventures VIII, L.P.
By:	Battery Partners VIII, LLC, its General Partner

By:	/s/ Morgan Jones
	Name:	Morgan Jones
	Title:	Managing Member

Battery Ventures VIII Side Fund, L.P.
c/o Battery Ventures
930 Winter Street, Suite 2500
Waltham, MA 02451
November 23, 2010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Alicia Lam
Re:	RAE Systems Inc. Preliminary Proxy Statement on Schedule 14A Filed October 21, 2010 File No. 001-31783 Schedule 13E-3 Filed October 21, 2010 File no. 005-58813
Dear Ms. Lam:
In connection with the letter dated November 16, 2010, conveying comments of the Staff of the Securities and Exchange Commission to the above referenced filings, Battery Ventures VIII Side Fund, L.P. acknowledges:
•	Battery Ventures VIII Side Fund, L.P. is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Battery Ventures VIII Side Fund, L.P. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, Battery Ventures VIII Side Fund, L.P.
By:	Battery Partners VIII Side Fund, LLC, its General Partner

By:	/s/ Morgan Jones
	Name:	Morgan Jones
	Title:	Managing Member